UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Nasdaq Delisting Notice and Hearing Request dated 24 July 2025

Press Release

24 July 2025

Argo Blockchain plc

("Argo" or the "Company")

Argo Receives Nasdaq Delisting Notice and Intends to Request a Hearing

As previously announced, on 16 January 2025, Argo Blockchain plc (LSE: ARB; Nasdaq: ARBK) received a letter from The Nasdaq Stock Market LLC Listing Qualifications Department ("Nasdaq") indicating that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) because the bid price of Argo's American Depositary Shares ("ADSs") closed below $1.00 per share for 30 consecutive business days.

Argo announces today that it received a letter from Nasdaq dated 18 July 2025, indicating that Argo has not regained compliance with the minimum bid price requirement pursuant to the cure period provided by Nasdaq Listing Rule 5810(c)(3)(A) by the prescribed deadline of 15 July 2025, and that, as a result, Nasdaq has determined to delist Argo's ADSs from the Nasdaq Global Select Market.

In accordance with the Nasdaq Listing Rules, Argo intends to request a hearing before a Nasdaq Hearings Panel. The hearing request will automatically stay any suspension or delisting action pending the conclusion of the hearings process and it is expected that the Company's securities will continue to trade on Nasdaq under its trading symbol: ARBK.

There can be no assurance that Argo will be able to regain compliance with the minimum bid price requirement or will otherwise be in compliance with all other applicable Nasdaq Listing Rules, or that Argo's hearing will be successful.

If Argo's securities are suspended from trading on or delisted from Nasdaq, it could become more difficult to buy or sell Argo's ADSs or to obtain accurate quotations, and the price of Argo's ADSs could suffer a material decline.

Further announcements will be made as appropriate.

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

This release contains information about Argo management's view of future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors and are subject to certain assumptions, risks, uncertainties and changes in circumstances. If Argo is unable to regain compliance with the Nasdaq minimum bid price requirement and its hearing is unsuccessful, its ADSs will be delisted from the Nasdaq Global Select Market. If the ADSs are delisted from the Nasdaq Global Select Market, they may trade on the over-the-counter market, which may be a less liquid market. In such case, your ability to trade, or obtain quotations of the market value of, the ADSs could be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for the ADSs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 July, 2025	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer